Ecopetrol Reports on the Environmental Agency ANLA’s Decision on Lisama 158

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) hereby reports that it has been notified of the decision issued by Colombia’s National Environmental Licensing Authority (ANLA) earlier today, as per Resolution 290 of February 9, 2021, whereby a fine has been imposed on Ecopetrol S.A. in the amount of COP$ 3,863,918,267 for the oil seepage in the vicinity of the Lisama 158 Well, which occurred in March 2018. ANLA’s decision partially revoked the sanction previously imposed, which was in the amount of COP $ 5,155,000,000 as reported by Ecopetrol on January 29, 2020 through this same medium.

Pursuant to the Environmental Recovery Plan as approved by ANLA, Ecopetrol carried out tasks, such as fine cleaning in the affected bodies of water, wildlife reincorporation in the Lizama and Caño La Muerte streams, beginning the recovery of the riparian forest by planting native species of the region and structuring 33 social and environmental investment projects in the aggregate amount of COP$ 23,769 million, among the main activities.

Currently, Ecopetrol continues monitoring activities to verify the quality of surface water, groundwater, sediments and air, with results that fall within the reference values allowed by the environmental authority.

Ecopetrol respects and abides by the decisions of the surveillance and control agencies. Nevertheless, Ecopetrol will evaluate whether it will appeal the decision issued by the ANLA.

Bogota D.C., February 9th, 2021

Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol operates the largest refinery in Colombia, most of the country’s oil-pipeline and polyduct network and is significantly increasing its share of bio-fuels. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Head of Capital Markets

Juan Pablo Crane

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co